Exhibit 99.1

JOINT PRESS RELEASE

Milan, 4 May 2007 – A group of Italian investors comprising Assicurazioni Generali, Intesa Sanpaolo, Mediobanca and Sintonia SA, together with international telecommunications operator Telefonica (jointly, the “Investors”), today executed the sale-and-purchase agreement with Pirelli, Sintonia S.p.A. and Sintonia SA in respect of 100% of the share capital of Olimpia. The terms and conditions of the agreement are the same as those disclosed in the press release issued on 28 April 2007. The full text of the shareholders’ agreement and co-investment agreement executed by and between the Investors shall be made available on the websites of Assicurazioni Generali, Intesa Sanpaolo, Mediobanca and Telefonica as and when these documents are submitted to the Securities Exchange Commission (SEC). Excerpts from both documents will be published in a national daily newspaper and the full versions will be filed with the companies’ register within the timescale required under regulations in force.

Intesa Sanpaolo
Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com